EXHIBIT 1

THREE LEADING INDEPENDENT PROXY ADVISORY FIRMS NOW SUPPORT CHANGE AT AMYLIN PHARMACEUTICALS

Glass Lewis and PROXY Governance Join RiskMetrics Group in Recommending That Amylin Shareholders Support Eastbourne and Icahn Nominees

“Most of the Amylin shareholders to whom we spoke, even the shareholders that are likely to support the company, acknowledge that Amylin has not fired on all strategic pistons.”

(RiskMetrics Group, Inc.)

“Based on these considerations, we believe that the current board could benefit from the participation of new representatives with a fresh perspective. The participation of outside directors will help ensure that Amylin’s board addresses the current issues at the Company and positions the business for the opportunities going forward.”

(Glass Lewis & Co)

“Because we believe the dissidents have made a compelling argument that the board needs additional expertise to effectively oversee the company’s transition into a successful commercial enterprise, we believe shareholders would be best served by electing the five dissident nominees to the board.”

(PROXY Governance, Inc.)

Eastbourne Urges Shareholders to Vote the WHITE Proxy Card and Elect All Three of Its Nominees Who Are Committed To Acting In Shareholders’ Best Interests

San Rafael, California – May 18, 2009 – Eastbourne Capital Management, L.L.C. today announced that Glass Lewis & Co and PROXY Governance, Inc., both influential independent proxy voting advisory services, have recommended that shareholders of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) vote on Eastbourne’s WHITE proxy card and support change to the 12 member Board of Directors at Amylin’s 2009 Annual Meeting of Shareholders. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares.

Glass Lewis & Co has recommended Amylin shareholders vote FOR the election of Eastbourne nominees, Dr. Kathleen Behrens and Jay Sherwood, along with Icahn nominee, Dr. Alex Denner.

PROXY Governance, Inc. has recommended Amylin shareholders vote FOR the election of all three Eastbourne nominees, Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood, along with both Icahn nominees, Dr. Alex Denner and Dr. Thomas Deuel.

On Friday, leading independent proxy voting and corporate governance advisory firm RiskMetrics Group issued its recommendation that Amylin shareholders vote on Eastbourne’s WHITE proxy card FOR the election of Eastbourne nominees, Dr. Kathleen Behrens and Charles Fleischman, along with Icahn nominee, Alex Denner,

Richard J. Barry, Eastbourne Founder and Portfolio Manager, commented, “Three influential proxy voting advisory services, after thorough analysis and discussion with both nominating shareholders and Amylin, have independently come to the same conclusion that Amylin will benefit from new leadership to oversee the company’s efforts to become a successful commercial enterprise. They all agree that a fresh perspective is needed to address the Company’s current issues and position it to take advantage of the tremendous opportunities in Amylin’s R&D pipeline.”

Added Barry, “It is disappointing that rather than welcoming the benefits of change, the incumbents have chosen to continue a costly election contest and draw resources away from addressing the issues facing the company. The significant change recommended by three proxy advisory firms will add needed skills and independence to the Board and help the company to move beyond past failures and to refocus the company’s commercial strategy and reassess Amylin’s future prospects. We urge Amylin shareholders to vote for all three of our nominees – Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood –on Eastbourne’s WHITE proxy card today.”

Eastbourne highlighted that Glass Lewis & Co, in its analysis, noted:

•

“[W]e believe that Icahn Partners and Eastbourne have successfully shown that there are serious problems at Amylin. The Company has missed its earnings projections in each of the prior two years and currently has not provided earnings guidance for 2009. It also is concerning that the Company’s SG&A expenses are so high relative to its peers. Notably, the board does not address this issue in its proxy nor does it discuss any plans to lower these costs.”

•	“In our opinion, these issues appear to have had an effect on investor’s confidence. Amylin’s stock price has underperformed its peer and industry indices over the past three years.”

•

“Based on these considerations, we believe that the current board could benefit from the participation of new representatives with a fresh perspective. The participation of outside directors will help ensure that Amylin’s board addresses the current issues at the Company and positions the business for the opportunities going forward.”

•

“Further, considering the long term performance troubles, we believe that the additional participation of a large outside investor could help the board hold management accountable for it performance. As such, we support the election of Jay Sherwood, a Managing Director of Eastbourne, to the Amylin board.”

•

“The turn-around plans of Icahn Partners and Eastbourne are substantially similar, and the presence of the Dissident nominees, along with the new independent directors appointed by the board, should go a long way to providing new oversight to the board and management team.”

Eastbourne highlighted that PROXY Governance, Inc., in its analysis, noted:

•

“Whether shareholder value is ultimately maximized on a stand-alone basis or through a sale of the company, it will clearly depend first on [Amylin’s] ability to realize the potential of the several promising drugs in its pipeline, of which Exenatide is only one.”

•

“If the central issues then are all about commercialization – and more broadly, the challenge of evolving from an R&D house to a commercial enterprise – the evidence of the Byetta launch seems to bear out much of the dissident critique.”

•

“Even if the current structure of the sales force is the right structure, moreover, the fact that there have been four significant sales force restructurings over the past year seems to bear out the dissidents’ concern that the board has been fumbling toward a strategy at the very moment the company’s commercial efforts should have been hitting their stride.”

•

“The addition of a seasoned Chief Marketing Officer, as well as two new directors with pharmaceutical sales and marketing experience, are likely good actions to have taken – but precisely because they admit, even if indirectly, that the company is at serious risk of failing in its transformation to a commercial enterprise.”

•

“[T]he dissidents collectively have considerable skin in the game, with more than a fifth of total shares outstanding, and meaningful experience in guiding the transformation of companies into successful commercial enterprises.”

•

“Because we believe the dissidents have made a compelling argument that the board needs additional expertise to effectively oversee the company’s transition into a successful commercial enterprise, we believe shareholders would be best served by electing the five dissident nominees to the board.”

Eastbourne urges fellow shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin and acting in the best interests of all shareholders.

Eastbourne is seeking authority to vote for the two Icahn nominees. Eastbourne is not seeking authority to vote, and will not vote any WHITE proxy cards, for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

# # #

Contacts:

Media:	Shareholders:
Sard Verbinnen & Co.	MacKenzie Partners, Inc.
Dan Gagnier, 212-687-8080	Larry Dennedy, 212-929-5500
Diane Henry, 415-618-8750	Charlie Koons, 212-929-5500

4